Media Contact:	Investor Relations Contact:
Christy Lynch	Ehud Helft / Fiona Darmon
Voltaire	CCGK Investor Relations
Tel. +1 978 439 5407	Tel. +1 617 418 3096 / +1 646-797-2868
christyl@voltaire.com	info@gkir.com
FOR IMMEDIATE RELEASE:
Voltaire Announces Second Quarter Results with
194% Revenue Growth Year over Year
Improvement in Key Metrics
Completed IPO on NASDAQ in July 2007
Herzeliya, Israel and Billerica, MA — August 8, 2007 — Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions, today announced financial results for the three-month period ended June 30, 2007.
Second Quarter Highlights (compared to second quarter 2006):
•	Revenues increased by 194% to $11.7 million

•	Gross margin increased to 39.6%, from 37.4%

•	Steady decline in operating and net loss

•	Continued penetration into key vertical markets including enterprise data centers

•	New hardware and software product introductions improving margins
Revenue for the second quarter of 2007 totaled $11.7 million, an increase of 194% compared with $4.0 million in the second quarter 2006.
Gross profit for the second quarter of 2007 totaled $4.6 million, or 39.6% of revenues, an increase compared with $1.5 million gross profit in the second quarter 2006, or 37.4% of revenues.
Operating loss for the second quarter of 2007 totaled $1.3 million, a 59% improvement compared with $3.2 million loss in the second quarter of 2006. Net loss for the second quarter of 2007 was $1.5 million, or $0.10 per diluted share on a GAAP on an as converted basis, a 56% improvement compared with $3.3 million net loss, or $0.26 per diluted share, in the second quarter of 2006.
On a Non-GAAP basis: Excludes the impact of share-based compensation expenses under SFAS 123R and adjustment for fair valuation of warrants under FSP No.150-5
Non-GAAP operating loss for the second quarter of 2007 totaled $1.0 million, a 68% improvement compared with a $3.2 million non-GAAP operating loss in the second quarter of 2006.
Non-GAAP net loss for the second quarter of 2007 totaled $1.0 million, or $0.07 per diluted share, a 68% improvement compared with a non-GAAP net loss of $3.2 million, or $0.25 per diluted share, in the second quarter 2006.
“This has been another strong quarter for Voltaire, in which we generated continued growth in terms of revenues and gross margins, as well as narrowed our operating and net loss, remaining in line with our long term financial model,” said Ronnie Kenneth, Chairman and CEO. “During the quarter we shipped our new 20 Gigabits/second switch platform and continued to penetrate growth-oriented vertical markets, signing new customers in the energy, manufacturing and financial services segments. We also deployed our new resource provisioning and management software, GridVision Enterprise, in several test environments.”
“Toward the end of July we completed our initial public offering and listing on the NASDAQ Global Market and are very excited at the prospect of sharing our growth and performance with new investors and shareholders. The proceeds of the IPO will go towards further fueling our business and taking advantage of market opportunities,”

Mr. Kenneth added. “We expect to experience continued revenue growth in the second half of 2007 both as a result of growth in our business and traditionally higher sales during the third and fourth quarters.”
Initial Public Offering
On July 25, 2007, Voltaire announced the pricing of its initial public offering of 5,770,000 ordinary shares at $9.00 per share. Voltaire’s ordinary shares are listed on the NASDAQ Global Market under the symbol “VOLT” and began trading on July 26, 2007. The closing of the offering took place on July 31, 2007. Voltaire received net proceeds from the offering, after deducting the underwriting discount and estimated offering expenses, of approximately $46.0 million. The underwriters were granted a 30-day option to purchase up to an additional 865,500 ordinary shares from Voltaire to cover over-allotments, if any.
Conference Call Details
The Company will be hosting a conference call later today, at 10:00 am EDT. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-800-407-2553	UK Dial-in Number:	0-800-917-9141
Israel Dial-in Number:	03-918-0650	International Dial-in Number:	+972-3-918-0650
at: 10:00 am Eastern Time; 07:00 am Pacific Time; 03:00 pm UK Time; 05:00 pm Israel Time
The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website — www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available starting several hours following the call. The replay will be accessible under the Investor Relations section website at: www.voltaire.com for a period of 30 days.
Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of the Voltaire’s ongoing performance. Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.
About Voltaire
Voltaire designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.
Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.
Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading “Risk Factors” in Voltaire’s final prospectus for its IPO filed with the Securities and Exchange Commission on July 27, 2007. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
- Financial Tables -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2007	2006
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,299	$10,237
Restricted deposit	271	267
Accounts receivable:
Trade	7,012	9,637
Other	2,079	835
Deferred cost	2,866	2,552
Inventories	9,287	3,937

Total current assets	34,814	27,465

NON CURRENT ASSETS:
Restricted long-term deposits	238	233
Long-term deposits	133	133
Funds in respect of employee rights upon retirement	911	849

	1,282	1,215

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	2,186	1,377

DEFERRED CHARGES, net of accumulated amortization	288	346

Total assets	$38,570	$30,403

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$5,446	$5,617
Other	4,250	3,665
Deferred revenues	6,673	6,855

Total current liabilities	16,369	16,137

LONG-TERM LIABILITIES:
Long-term loan	5,000	5,000
Warrant on redeemable convertible preferred shares	1,021	695
Accrued severance pay	1,587	1,411
Deferred revenues	1,562	1,348

Total long-term liabilities	9,170	8,454

Total liabilities	25,539	24,591

REDEEMABLE CONVERTIBLE PREFERRED SHARES of NIS 0.01 par value;	81,515	63,590

CAPITAL DEFICIENCY:
Ordinary shares of NIS 0.01 par value	2,739	2,365
Junior Liquidation Securities of NIS 0.01 par value	1,800	1,800
Accumulated deficit	(73,023)	(61,943)

Total capital deficiency	(68,484)	(57,778)

Total liabilities, redeemable convertible preferred shares and capital deficiency	$38,570	$30,403

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)

REVENUES	$11,666	$3,963	$20,246	$8,352

COST OF REVENUES	7,049	2,479	12,440	5,325

GROSS PROFIT	4,617	1,484	7,806	3,027

OPERATING EXPENSES:
Research and development, net	2,526	2,065	5,240	4,068
Sales and marketing	2,408	1,841	4,514	3,445
General and administrative	1,002	824	1,981	1,535

Total operating expenses	5,936	4,730	11,735	9,048

LOSS FROM OPERATION	(1,319)	(3,246)	(3,929)	(6,021)
FINANCIAL INCOME (EXPENSES), net	(33)	(23)	(388)	79

LOSS BEFORE INCOME TAX EXPENSES	(1,352)	(3,269)	(4,317)	(5,942)
INCOME TAX EXPENSES	(100)	—	(135)	—

NET LOSS, before accretion of redeemable convertible preferred shares	$(1,452)	$(3,269)	$(4,452)	$(5,942)

Accretion of redeemable convertible preferred shares	(5,199)	(893)	(6,253)	(1,786)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	(149)	(134)	(298)	(268)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(6,800)	$(4,296)	$(11,003)	$(7,996)

Net loss per share attributable to ordinary shareholders — Basic and diluted	$(9.79)	$(6.66)	$(16.15)	$(12.39)

Weighted average number of ordinary shares — Basic and diluted	694,735	645,419	681,258	645,419

Net loss, before accretion of redeemable convertible preferred shares, per share -, on an as-converted basis — basic and diluted (unaudited)	$(0.10)	$(0.26)	$(0.31)	$(0.46)

Weighted average number of ordinary shares, on an as-converted basis — basic and diluted (unaudited)	14,641,359	12,789,389	14,218,910	12,789,389

VOLTAIRE LTD.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)

REVENUES	$11,666	$3,963	$20,246	$8,352

COST OF REVENUES	7,049	2,479	12,440	5,325

GROSS PROFIT	4,617	1,484	7,806	3,027

OPERATING EXPENSES:
Research and development, net	2,483	2,052	5,179	4,041
Sales and marketing	2,352	1,821	4,432	3,404
General and administrative	799	782	1,705	1,459

Total operating expenses	5,634	4,655	11,316	8,904

LOSS FROM OPERATION	(1,017)	(3,171)	(3,510)	(5,877)
FINANCIAL INCOME (EXPENSES), net	96	(23)	(4)	79

LOSS BEFORE INCOME TAX EXPENSES	(921)	(3,194)	(3,514)	(5,798)
INCOME TAX EXPENSES	(100)	—	(135)	—

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(1,021)	$(3,194)	$(3,649)	$(5,798)

Net loss per share on an as-converted basis — basic and diluted (unaudited)	$(0.07)	$(0.25)	$(0.26)	$(0.45)

Weighted average number of ordinary shares on an as-converted basis — basic and diluted (unaudited)	14,641,359	12,789,389	14,218,910	12,789,389

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30, 2007			June 30, 2007
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP
	(unaudited)			(unaudited)

REVENUES	$11,666	—	$11,666	$20,246	—	$20,246

COST OF REVENUES	7,049	—	7,049	12,440	—	12,440

GROSS PROFIT	4,617	—	4,617	7,806	—	7,806

OPERATING EXPENSES:
Research and development, net (1)	2,526	(43)	2,483	5,240	(61)	5,179
Sales and marketing (1)	2,408	(56)	2,352	4,514	(82)	4,432
General and administrative (1)	1,002	(203)	799	1,981	(276)	1,705

Total operating expenses	5,936	(302)	5,634	11,735	(419)	11,316

LOSS FROM OPERATION	(1,319)	302	(1,017)	(3,929)	419	(3,510)
FINANCIAL INCOME (EXPENSES), net (2)	(33)	129	96	(388)	384	(4)

LOSS BEFORE INCOME TAX EXPENSES	(1,352)	(431)	(921)	(4,317)	(803)	(3,514)
INCOME TAX EXPENSES	(100)	—	(100)	(135)	—	(135)

NET LOSS, before accretion of redeemable convertible preferred shares	(1,452)	(431)	(1,021)	(4,452)	(803)	(3,649)

Accretion of redeemable convertible preferred shares	(5,199)	5,199	—	(6,253)	6,253	—
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	(149)	149	—	(298)	298	—

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(6,800)	$(5,779)	$(1,021)	$(11,003)	$(7,354)	$(3,649)

Net loss per share attributable to ordinary shareholders — Basic and diluted	$(9.79)		$(1.47)	$(16.15)		(5.36)

Weighted average number of ordinary shares — Basic and diluted	694,735		694,735	681,258		681,258

Net loss per share attributable to ordinary shareholders, on an as-converted basis — basic and diluted (unaudited)	$(0.10)		$(0.07)	$(0.31)		$(0.26)

Weighted average number of ordinary shares, on an as-converted basis — basic and diluted (unaudited)	14,641,359		14,641,359	14,218,910		14,218,910

(1)	Adjustments related to share-based compensation expenses.

(2)	Adjustments related to changes in fair value of outstanding warrants and amortization of deferred charges on this warrants.

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss, before accretion of redeemable convertible preferred shares	$(1,452)	$(3,269)	$(4,452)	$(5,942)
Adjustments required to reconcile net loss before accretion of redeemable convertible preferred shares to net cash used in operating activities:
Depreciation and amortization	211	144	400	291
Change in accrued severance pay	40	170	176	223
Non-cash share-based compensation expenses	302	75	419	144
Amortization of deferred charges	29	—	58	—
Revaluation of warrant liabilities	100	—	326	—
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	3,070	1,099	1,058	(346)
Increase (decrease) in accounts payable and accruals	(2,295)	2,639	225	2,403
Increase in inventories	(3,258)	(696)	(5,350)	(265)

Net cash provided by (used in) operating activities	(3,253)	162	(7,140)	(3,492)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(741)	(246)	(1,209)	(346)
Amounts funded in respect of employee rights upon retirement, net	(19)	(117)	(62)	(150)
Decrease (increase) in long-term deposits	5	(8)		(21)

Net cash used in investing activities	(755)	(371)	(1,271)	(517)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	86	—	99	—
Issuance of redeemable convertible preferred shares, net of issuance expenses	—	—	11,374	—
Long term-loan received	—	2,500	—	2,500

Net cash provided by financing activities	86	2,500	11,473	2,500

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,922)	2,291	3,062	(1,509)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	17,221	8,046	10,237	11,846

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,299	10,337	13,299	10,337

Supplemental disclosure of non-cash activities:
Cumulative adjustment from adoption of FIN 48	$—	$—	$221	$—